Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

Integration Planning Teams Kick Off Next Phase

Yesterday, the integration teams met in Atlanta to kick off the next phase of integration planning. As I addressed the group during the morning meeting, the exceptional effort it will take to successfully integrate AGL Resources and Nicor was even more apparent. The audience in front of me has roughly doubled in size since I last spoke with them – a testament to the significant volume of work ahead of these teams in this next phase. The teams will spend this week welcoming new members and developing work plans for the next 12 weeks. And while team members will be in Atlanta for scheduled progress updates, you’ll see many of them in offices around the company as they work together to create detailed designs of post-merger operating models and develop plans for successful implementation.  A full list of the integration team members is available on the Merger Communications page of Planet.

Every employee has an important role in the integration process, whether serving on an integration team, continuing to focus on core responsibilities, or taking on new responsibilities to support an integration team member. The time commitment required of the integration team members is considerable, and it would not be possible without the support of colleagues to ensure the daily demands of the business are met and that we provide safe, reliable service to our customers.

If you have any questions about the integration planning process or any other aspect of the merger, I encourage you to talk with your manager, visit the Merger Communications page on Planet, or send your thoughts to merger@aglresources.com

Thank you for your continued support of the integration planning process.

Drew Evans
Executive Vice President and Chief Financial Officer
Chair, Merger Transition Committee

Excerpt from the Merger Communications page of Planet:
Integration Teams

Below is a list of employees participating on merger integration teams, as of June 8th.

Corporate
Ben Abramson, AGL Resources	Brandon Klingberg, Nicor	Todd Thompson, AGL Resources
Louis Acuna, AGL Resources	Mark Knox, Nicor	Anne Tkacs, AGL Resources
James Anderson, AGL Resources	Grace Kolvereid, AGL Resources	Dat Tran, AGL Resources
Heather Auger, AGL Resources	Antoinette Lambert, Nicor	Bob Voss, AGL Resources
Myra Bierria, AGL Resources	Dan Lambert, Nicor	Randy Wade, AGL Resources
DeeDee Bonner, AGL Resources	Dan Lambright, AGL Resources	Paul Wagner, AGL Resources
Tricia Bonner, AGL Resources	Ron Lepionka, AGL Resources	Laura Wilkinson-Sinton, AGL
Jeff Brown, AGL Resources	Scott Lewis, Nicor	Resources
Steve Cave, AGL Resources	Patrick Loftus, Nicor	Barbara Zeller, Nicor
Kathy Christel, Nicor	David Lukowicz, Nicor	Mike Zumach, Nicor
Barbara Christopher, AGL Resources	Dustin Martin, AGL Resources
Jamie Coleman, AGL Resources	Annette Martinez, Nicor
Greg Corbett, AGL Resources	Susan Mason, AGL Resources
Wendell Dallas, AGL Resources	Pat McQueeny, Nicor
Kelley Daviss, AGL Resources	Becky Meggesin, Nicor
Barbara DeBardelaben, AGL Resources	Cathy Mejia, Nicor
Bill DeSantis, AGL Resources	Chasity Miller, AGL Resources
Trisha Feely, Nicor	Robert Mims, AGL Resources
Karen Fike, AGL Resources	Angela Nagy, AGL Resources
Jennifer Fiorenza, AGL Resources	Mark Namirr, AGL Resources
Ron Forster, AGL Resources	Ryan Neary, Nicor
Shannon Garmon, AGL Resources	Cindy Nelson, Nicor
Porter Gnann, AGL Resources	Gary Nottelmann, Nicor
Jim Gorenz, Nicor	Sue O’Connell, Nicor
Julie Granger-Kritz, AGL Resources	David Parmer, Nicor
Srinivas Gutti, Nicor	Karen Pepping, Nicor
Paul Hailstone, AGL Resources	Connie Pritchert, Nicor
Brian Hannon, AGL Resources	Cindy Reyes, Nicor
Angela Hill, AGL Resources	Doug Ruschau, Nicor
Richard Hyde, AGL Resources	Margi Schiemann, Nicor
Kerry Johnson, AGL Resources	Bob Schnorr, AGL Resources
Michael Johnson, AGL Resources	Bryan Seas, AGL Resources
Rachel Johnson, AGL Resources	Pamela Shaheen, Nicor
Timothy Kaufman, Nicor	David Slovensky, AGL Resources
Thomas Keilhack, Nicor	David Smith, AGL Resources
Jim Kibler, AGL Resources	Rhonda Smith, AGL Resources
Denise Kirhofer, Nicor	Joe Surber, AGL Resources

Distribution Operations		Wholesale
Hans Bell, Nicor	John Sayers, AGL Resources	Berney Aucoin, AGL Resources
Ernie Brake, AGL Resources	Caryn Schilstra, AGL Resources	Steve Cittadine, Nicor
Jason Broach, AGL Resources	Tim Sherwood, AGL Resources	Kevin Conneighton, Nicor
Sandra Broughton, AGL Resources	Allen Spivey, AGL Resources	James Goerig, AGL Resources
Tim Brown, AGL Resources	Robert Stallings, AGL Resources	Brian Little, AGL Resources
Scott Carter, AGL Resources	Evan Stout, AGL Resources	Chris Schulz, Nicor
Len Gilmore, Nicor	Jay Sutton, AGL Resources
Jim Griffin, Nicor	Somali Tomczak, Nicor
Sharon Grove, Nicor	Ben Ward, AGL Resources	Shipping
Greg Hare, AGL Resources	Stephen Wassell, AGL Resources	Drew Evans, AGL Resources
Jean Harrison, AGL Resources	Stephen Whalen, AGL Resources	Rick Hawley, Nicor
Stephanie Hull, AGL Resources	Pat Whiteside, Nicor	Paul Morrison, Nicor
Nina Hunter, Nicor	Angela Whitfield, Nicor
Emeka Igwilo, AGL Resources	Clint Whybark, Nicor
Jim Jerozal, Nicor	Maureen Williams, Nicor	Other Energy Ventures
Pat Keefe, AGL Resources		Mike Braswell, AGL Resources
Kevin Kirby, Nicor	Retail	Steve Cittadine, Nicor
Scot Koif, Nicor	Shannon Cowling, AGL Resources	Dan Dodge, Nicor
Greg Konwinski, Nicor	Robert Cumbie, AGL Resources	Pete Tumminello, AGL Resources
Steve Lindsey, AGL Resources	Paul DeLacey, Nicor
Rick Lonn, AGL Resources	Dennis Donovan, Nicor
Brian MacLean, AGL Resources	John Jamieson, AGL Resources
Christa Markgraff, Nicor	Dale Larkin, Nicor
Barry Martin, AGL Resources	Michael Nieman, AGL Resources
Anthony McCain, Nicor	Mark Rueff, Nicor
Connie McIntyre, AGL Resources	Vishal Thakkar, Nicor
Mark Meeker, AGL Resources	David Wieglus, Nicor
Mike Morley, AGL Resources
Bob Mudra, Nicor
Steve Murphy, AGL Resources	Storage
Kyle Ormsby, AGL Resources	Mike Craig, AGL Resources
Nick Popielski, AGL Resources	John Fortman, Nicor
Charles Rawson, AGL Resources	Dana Grams, AGL Resources
Ellen Rendos, Nicor	Jim Pitts, AGL Resources
Richard Rogers, AGL Resources	Chris Schulz, Nicor
Wayne Rutledge, AGL Resources

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the successful integration of the companies. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this communication. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. On or about May 10, 2011, AGL Resources and Nicor mailed the definitive joint proxy statement/prospectus to their respective stockholders of record as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.